ADM Endeavors, Inc.

2021 N. 3rd Street Bismarck, N.D. 58501 * (701) 224-9338

July 26, 2019

Via Edgar Only

Kate McHale

Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

RE:	ADM Endeavors, Inc.
Form 10-12G/A - Amendment No. 2
Filed July 8, 2019
File No. 000-56047

Dear Ms. McHale:

ADM Endeavors, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 25, 2019, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Form 10-12G/A Filed July 8, 2019

Item 2 – Financial Information, page 7

1.	Please expand your disclosure of financial information in Item 2 to include material changes in results of operations and financial condition for the interim period ended March 31, 2019. Refer to Item 303(b) of Regulation S-K for guidance.

Response: We have added in Item 2 the excerpt from the Company’s Form 10-Q for the period ended March 31, 2019 from Item 2., Management’s Discussion and Analysis of Financial Condition or Plan of Operation.

Thank you for your assistance and review.

Sincerely,

/s/ Ardell Mees

Ardell Mees

Chief Executive Officer